SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Notice and Proxy Statement relating to Annual General Meeting of Shareholders to be held on June 25, 2009; dated May 21, 2009

2.	Voting Instruction Form

ITEM 1

STARLIMS TECHNOLOGIES LTD.
32B Habarzel Street
Tel Aviv 69710, Israel

NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

        We cordially invite you to attend the 2009 Annual General Meeting of Shareholders of STARLIMS Technologies Ltd., to be held at 4:00 p.m. (Israel time) on Thursday, June 25, 2009, at our offices at 32B Habarzel Street, Tel Aviv, Israel, for the following purposes:

1.	To reelect seven directors, for terms expiring at our 2010 Annual General Meeting of Shareholders;

2.	To approve the execution and issuance of exemption and indemnification letters to two new directors in the same forms provided to our other current directors and officers;

3.	To ratify and approve the reappointment of Brightman Almagor Zohar & Co., registered public accountants, a member firm of Deloitte Touche Tohmatsu, as our independent registered public accounting firm for the year ending December 31, 2009; and

4.	To review and discuss our directors’ annual report to shareholders and consolidated financial statements for the year ended December 31, 2008.

        The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

        Shareholders of record at the close of business on May 21, 2009 are entitled to notice of and to vote at the Meeting. Your vote is important. Whether or not you plan to attend the annual meeting in person, we hope you will vote as soon as possible. You may vote over the Internet, by telephone, or by mail by completing, signing and mailing the enclosed voting instruction form in the enclosed, postage-paid envelope. If you attend the meeting, you may vote in person and your proxy will not be used. Please review the instructions on each of your voting options described in the attached Proxy Statement as well as on the enclosed voting instruction form.

        Thank you for your ongoing support of STARLIMS.

Sincerely, Itschak Friedman Chairman of the Board of Directors

By Order of the Board of Directors
Eric Fenster, Corporate Secretary
May 21, 2009

STARLIMS TECHNOLOGIES LTD.
32B Habarzel Street
Tel Aviv 69710, Israel

PROXY STATEMENT

2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of STARLIMS Technologies Ltd. to be voted at the 2009 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2009 Annual General Meeting of Shareholders. The Meeting will be held at 4:00 p.m. (Israel time) on Thursday, June 25, 2009, at our offices at 32B Habarzel Street, Tel Aviv, Israel.

        This Proxy Statement, the attached Notice of 2009 Annual General Meeting of Shareholders and the enclosed voting instruction form are being mailed to shareholders on or about May 28, 2009.

Purpose of the Annual General Meeting

        At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) reelection of seven directors for terms expiring at our 2010 Annual General Meeting of Shareholders; (ii) approval of the execution and issuance of exemption and indemnification letters to two new directors in the same forms provided to our other current directors and officers; and (iii) ratification and approval of the reappointment of Brightman Almagor Zohar & Co., registered public accountants, a member firm of Deloitte Touche Tohmatsu, as our independent registered public accounting firm for the year ending December 31, 2009. In addition, our directors’ annual report to shareholders, auditor’s report and consolidated financial statements for the year ended December 31, 2008 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR each of the nominees for directors listed in this Proxy Statement and FOR all of the other proposals set forth in this Proxy Statement.

Voting

        Only holders of record of our ordinary shares, par value of NIS 1.0 per share, as of the close of business on May 21, 2009 are entitled to notice of, and to attend and vote at, the Meeting. As of May 21, 2009, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 8,430,492 ordinary shares. Each ordinary share entitles the holder to one vote.

—	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (in “street name”), you are also invited to attend the meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

—	Voting by Internet or Telephone. If you have telephone or Internet access, you may vote by proxy over the Internet at www.proxyvote.com or telephone at 1-800-454-8683 by following the instructions provided on the enclosed voting instruction form.

—	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed voting instruction form in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. If directions are not given or directions are not in accordance with the options listed on a proxy, such shares will be voted FOR each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

        If you are a registered stockholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our corporate secretary, by granting a new proxy bearing a later date using any of the methods described above, or by attending the Meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

        If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

        A quorum of shareholders is necessary to transact business at the Meeting. The presence of at least two shareholders holding at least one third (1/3) of our company’s voting rights and represented in person or by proxy at the Meeting will constitute a quorum at the Meeting. If there is not a legal quorum within half an hour of the scheduled time of the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place or to any other time and place as the board of directors designates in a notice to the shareholders. At the reconvened Meeting, the presence of at least two shareholders, represented in person or by proxy, will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

        Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the election of directors and the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

        Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Majority Vote Standard

        Once a quorum is established, an affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

        In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

        We have received indications from our principal shareholders, Itschak Friedman, Dinu Toiba, Chaim Friedman and Eyal Guterman, each of whom is also a director and officer of our company, who together hold approximately 39% of our issued and outstanding ordinary shares, that they presently intend to vote for all of the nominees for director and in favor of the other proposals to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

        We bear the cost of soliciting proxies from our shareholders. If you choose to vote over the Internet, you are responsible for any Internet access charges you may incur. Proxies or votes may be solicited by mail and in person, by telephone or electronic communication, by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

        The following table sets forth certain information as of May 21, 2009 (unless otherwise indicated below) regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each of our directors, and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Itschak Friedman	1,540,256	(3)	18.27%
Harel Insurance Investments and Financial Services Ltd.	852,353	(4)	10.11%
Dinu Toiba	750,000	(3)	8.90%
Chaim Friedman	576,670	(3)(5)	6.84%
Gagnon Securities LLC	572,019	(6)	6.79%
Clal Insurance Enterprises Holdings Ltd.	559,756	(7)	6.64%
Eyal Guterman	379,852	(5)	4.51%
Martin Bandel	-		-
Dov Kleiman	-		-
Eliane Markowitz	406		*
Ron Sandak	-		-
Itzchak Zilberberg	1,165		*
All directors and executive officers as a group (12 persons)	3,382,913	(8)	40.13%

* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,430,492 ordinary shares issued and outstanding as of May 21, 2009 (excluding 1,584,177 ordinary shares held as treasury stock).

(3)	Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005. The voting agreement also grants the parties a right of first refusal to purchase each other’s shares in our company.

(4)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on May 5, 2008. Under the Schedule 13G, Harel Insurance Investments and Financial Services Ltd. disclaims beneficial ownership of 810,596 of the ordinary shares.

(5)	Includes half of the 64,703 ordinary shares held by Sivanir Ltd., an Israeli company jointly owned by Messrs. Chaim Friedman and Eyal Guterman.

(6)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 18, 2009. Based on the Schedule 13G/A, Gagnon Securities LLC is a registered investment adviser and furnishes investment advice to several funds, and Mr. Neil Gagnon is the managing member and the principal owner of Gagnon Securities LLC. Additionally, Mr. Gagnon beneficially owns certain securities over which he has sole voting power and sole dispositive power and certain securities over which he shares dispositive power with certain persons but has no voting power. Such securities are included in the table. Each of Mr. Neil Gagnon and Gagnon Securities LLC disclaims beneficial ownership of all securities held in such funds’ accounts.

(7)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2009. Under the Schedule 13G/A, Clal Insurance Enterprises Holdings Ltd., or Clal, and Clal Finance Ltd., a majority-owned subsidiary of Clal, disclaim beneficial ownership of the ordinary shares. In addition, the Schedule 13G/A states that by reason of the ownership interest of IDB Development Corporation Ltd. and IDB Holding Corporation (“IDB Holding”) in Clal, and by reason of the interests in, and relationships among them, with respect to IDB Holding, of Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat, such entities and persons may each be deemed a beneficial owner of the 559,756 ordinary shares deemed beneficially owned by Clal; however such persons and entities disclaim beneficial ownership of the 559,756 ordinary shares beneficially owned by Clal.

(8)	Includes 120,000 ordinary shares underlying currently exercisable stock options.

PROPOSAL I
ELECTION OF DIRECTORS

        Our articles of association provide that we may have no less than two and no more than 12 directors or such greater number as may be determined from time to time at a general meeting of shareholders.

        Our Board of Directors currently consists of nine directors. At the Meeting, shareholders are being asked to reelect seven of our current directors, Messrs. Itschak Friedman, Dinu Toiba, Chaim Friedman, Eyal Guterman, Martin Bandel, Ron Sandak and Itzchak Zilberberg, to hold office until our 2010 Annual General Meeting of Shareholders.

        In addition to the foregoing director nominees, as a company incorporated under the laws of the State of Israel whose shares have been offered to the public, our Board of Directors must include at least two outside directors, within the meaning of the Israeli Companies Law. Our current outside directors, Mr. Dov Kleiman and Ms. Eliane Markowitz, were each elected by our shareholders to serve in such capacities pursuant to the provisions of the Israeli Companies Law for three-year terms expiring on January 7, 2010.

        We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election. Our shareholders also may propose director nominees for election by the general meeting of shareholders.

        Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the proposal, is required to elect as director each of the nominees named above.

        Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position with the Company

Itschak Friedman	52	Chairman of the Board of Directors and Chief Executive Officer
Dinu Toiba	54	Vice Chairman of the Board of Directors, Executive Vice
		President and Chief Information Officer
Chaim Friedman	48	Director and Chief Financial Officer
Eyal Guterman	51	Director, Treasurer and Risk Management Officer
Martin Bandel	50	Director
Ron Sandak	52	Director
Itzchak Zilberberg	54	Director

        Itschak Friedman has served as the chairman of our board of directors and chief executive officer of our company since 1988. Mr. Friedman also serves as the president of our U.S. subsidiary, STARLIMS Corporation. In addition, Mr. Friedman serves as a director of Gazit Inc. Mr. Friedman holds a bachelor’s degree in geology from the Hebrew University of Jerusalem. Itschak Friedman is the brother of Chaim Friedman.

        Dinu Toiba has served as the vice chairman of our board of directors since our initial public offering in Israel in 1993 and currently also serves as vice president and chief information officer of our company. Mr. Toiba has been responsible for the development of our software since 1990. Mr. Toiba also serves as the vice president and a director of our U.S. subsidiary, STARLIMS Corporation. Mr. Toiba holds B.Sc. and M.Sc. degrees in mathematics from the University of Bucharest.

        Chaim Friedman has served as a director of our company since 1989. Since 1989, Mr. Friedman has also served as chief financial officer of our company, which services he provides to our company through Sivanir (Management Services) 1992 Ltd., or Sivanir Management. Mr. Friedman devotes all of his time to our company. Mr. Friedman holds a B.Sc. degree in economics and management from the Technion – Israel Institute of Technology. Chaim Friedman is the brother of Itschak Friedman.

        Eyal Guterman has served as a director of our company since our initial public offering in Israel. Since 1993, Mr. Guterman has also served as our treasurer and risk management officer, which services he provides to our company through Sivanir Management. Mr. Guterman devotes approximately 25% of his time to our company. Mr. Guterman holds a B.A. degree in economics from Ben-Gurion University and an M.B.A. degree from Bar Ilan University.

        Martin Bandel has served as a director of our company since January 2007 and is a member of our audit committee. Mr. Bandel also serves as a director of STARLIMS Europe Ltd. Mr. Bandel is an independent consultant. From July 2000 to February 2008, Mr. Bandel served as the chief financial officer of Manhattan Loft Corporation. From May 1993 to July 2000, Mr. Bandel served as the chief financial officer of the Cromwell Land Group at Charterhouse Plc (now part of HSBC). From January 1991 to September 1993, Mr. Bandel served as an independent strategic and financial consultant for several businesses. Mr. Bandel holds a diploma in accountancy from the City of London University and has been a member of the Institute of Chartered Accountants in England and Wales since 1982 and of the Chartered Institute of Tax since 1983.

        Ron Sandak was appointed as a director of our company by our board of directors in May 2008 and is a member of our audit committee. Mr. Sandak has been a self-employed certified public accountant in Israel since 1986. Mr. Sandak has served as director or internal auditor of a number of companies traded on the Tel Aviv Stock Exchange, and was a member of our board of directors and chairman of our audit committee from 1993 to 1998. Mr. Sandak has been a member of the Institute of Chartered Accountants in Israel and a certified public accountant since January 1985.

        Itzchak Zilberberg was appointed as a director of our company by our board of directors in May 2008. Mr. Zilberberg has been a self-employed organizational consultant since 1995. Mr. Zilberberg served as vice president, human resources at Mul-T-Lock, an Israeli publicly-traded company, from 1987 to 1995. From 1980 to 1987, Mr. Zilberberg served as a head of the organizational psychology department of the Israel Defense Force’s Engineering Corps. Mr. Zilberberg holds a bachelor’s degree in behavioral sciences from Ben-Gurion University and a master’s degree in sociology from the Hebrew University of Jerusalem.

        The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Outside Directors Continuing in Office Until January 2010

        Dov Kleiman (53) has served as an outside director (within the meaning of the Israeli Companies Law) of our company since 2004 and is the chairman of our Audit Committee. Mr. Kleiman has served as the chief cost accountant of the Osem/Nestle group since 1987. Mr. Kleiman holds a B.A. degree in economics and an M.B.A. degree, both from Bar-Ilan University.

        Eliane Markowitz (45) has served as an outside director (within the meaning of the Israeli Companies Law) of our company since January 2007 and is a member of our audit committee. From May 2001 until November 2003 and again since January 2005, Ms. Markowitz has been with Medison Pharma Ltd., initially as the product manager of the hematology field and currently as marketing manager of its diagnostic division. In the interim period, from December 2003 until December 2004, Ms. Markovitz served as the business development and marketing manager and was the owner of Rimipharm Medical Products Ltd. Ms. Markovitz has approximately 20 years of experience in the pharmaceutical industry. Ms. Markowitz holds B.Sc. and M.Sc. degrees in animal science, both from the Hebrew University of Jerusalem.

BOARD OF DIRECTORS AND COMMITTEES

Board of Directors

        According to the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

        Our articles of association provide that we may have no less than two and no more than 12 directors or such greater number as may be determined from time to time at a general meeting of shareholders. Our current board of directors consists of nine directors. In accordance with our articles of association and the Israeli Companies Law, all of our directors (other than our outside directors) are elected at annual meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our outside directors, our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meetings and hold office until the next annual meeting of shareholders following the annual meeting at which they were elected. If the annual meeting of shareholders does not elect directors, the directors elected in the preceding meeting will continue in office. Directors, other than outside directors, may be removed earlier from office by resolution passed with the approval of the majority of the voting rights represented and voting at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies on the board until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number determined by the general meeting of shareholders.

        The Israeli Companies Law requires the board of directors of a public company to determine a minimum number of directors with “accounting and financial expertise.” Our board of directors determined, accordingly, that at least one director must have “accounting and financial expertise.”

Outside and Independent Directors

        Outside Directors. Under the Israeli Companies Law, public companies incorporated under the laws of the State of Israel are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, its controlling shareholder or any entity controlled by the Company or its controlling shareholder. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. Under the Israeli Companies Law, the term “office holder” includes a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager.

        In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s position as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

        At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, are not required to appoint an outside director with such ‘accounting and financial expertise’ if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have such ‘professional qualification.’

        The outside directors are elected by shareholders at a general meeting, provided that either:

—	the majority of shares voted at the meeting (not including abstentions), including at least one-third of the shares of the non-controlling shareholders voted at the meeting, vote in favor of the outside director; or

—	the majority of shares voted at the meeting (not including abstentions) vote in favor of the outside director and the total number of shares held by non-controlling shareholders that voted against the election of the outside director does not exceed one percent of all of the voting rights in the company.

        In general, outside directors serve for a three-year term and may be reelected to one additional three-year term. However, Israeli companies that are listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, as is our company, may, subject to certain conditions, appoint an outside director for further terms of not more than three years each. Such conditions include the determination by the audit committee and board of directors, that, in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for a third term or more is in the best interests of the company.

        An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person’s appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company. The resolution of the special general meeting of shareholders regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director. The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder.

        Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        Our Board of Directors has two outside directors under Israeli law, Mr. Dov Kleiman, who has “accounting and financial expertise,” and Ms. Eliane Markowitz, who has “professional qualification,” as such terms are defined under the Israeli Companies Law.

        Independent Directors. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and that its audit committee consist solely of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. We currently comply with such requirements. Our Board of Directors has determined that each of Mr. Martin Bandel, Mr. Dov Kleiman, Ms. Eliane Markowitz, Mr. Ron Sandak and Mr. Itzchak Zilberberg qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ. Mr. Dov Kleiman and Ms. Eliane Markowitz are also our outside directors within the meaning of the Israeli Companies Law.

        In addition, under a recent amendment to the Israeli Companies Law, Israeli public companies may determine in their articles of association the number of independent directors, within the meaning of the Israeli Companies Law, that must serve on their board of directors. Under the Israeli Companies Law, such companies may further elect to adopt a provision in their articles of association whereby, in the event that there is no controlling shareholder or a “control block” in the company, the board of directors will have a majority of independent directors, and in the event that a controlling shareholder or a “control block” does exist in the company, at least one third of the board members will be independent directors. The term “control block” means shares conferring 25% or more of the voting rights in the company. A director who qualifies as an outside director within the meaning of the Israeli Companies Law and that the audit committee has approved such qualification, and who has not served as a director of the company for more than nine consecutive years, constitutes an “independent director” under the Israeli Companies Law. We have not included such a provision in our articles of association since our board of directors complies with the independent director requirements of the NASDAQ Marketplace Rules described above.

Audit Committee

        Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include: the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives. Under the Israeli Companies Law, the role of the audit committee is to identify faults in the business practices of the company, among other things, by consulting with the company’s independent registered public accounting firm and internal auditor, and to make recommendations to the board for remedying such faults. In addition, under the Israeli Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders.

        In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and at least one of whom has accounting or related financial management expertise at senior levels within a company.

        Our audit committee consists of four members, Martin Bandel, Dov Kleiman, Eliane Markowitz and Ron Sandak, all of whom satisfy the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and are financially literate. Our board of directors has determined that each of Martin Bandel, Dov Kleiman and Ron Sandak qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. We believe that the composition and function of the audit committee comply with the requirements of Israeli law, the Securities and Exchange Commission and NASDAQ Marketplace Rules.

PROPOSAL II
APPROVAL OF EXECUTION OF EXEMPTION AND INDEMNIFICATION LETTERS FOR TWO NEW
DIRECTORS

        Under the Israeli Companies Law, an undertaking in advance to exempt or indemnify an office holder must be approved by our Audit Committee and Board of Directors and, if the office holder is a director, also by the shareholders, in that order.

        At our 2001 Annual General Meeting, our shareholders approved a form of letter of indemnification for liabilities or expenses incurred by our officers and directors as a result of their acts in such capacities, subject to Israeli law, in an aggregate amount not to exceed $3.5 million, and a form of letter of exemption with respect to a breach of the officer’s or director’s duty of care towards us. We have provided letters of exemption and indemnification to each of our current directors and officers other than our two recent director appointees, Messrs. Ron Sandak and Itzchak Zilberberg. Accordingly, our Audit Committee and Board of Directors have approved, subject to shareholder approval, our execution and issuance of exemption and indemnification letters to each of the foregoing directors in the same forms provided to our other current directors and officers.

        Under the Israeli Companies Law, a company may not exempt in advance a director from his or her liability to the company for a breach of his or her duty of care with respect to a distribution. In addition, a company may not exempt or indemnify an officer or director for any of the following: (i) a breach by the officer or director of his or her duty of loyalty, however it may indemnify an officer or director if he or she acted in good faith and had reasonable grounds to assume that the act would not prejudice the company; (ii) a breach by the officer or director of his or her duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently; (iii) any act or omission committed with intent to derive an unlawful personal gain; and (iv) any fine or forfeiture imposed on the officer or director.

        It is therefore proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that STARLIMS Technologies Ltd. be, and hereby, is authorized to execute and issue exemption and indemnification letters to Messrs. Ron Sandak and Itzchak Zilberberg in the same forms provided to its other current directors and officers.”

        The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

        The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL III
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTANTS

        Our Board of Directors first appointed Brightman Almagor Zohar & Co., registered public accountants, a member firm of Deloitte Touche Tohmatsu, as our independent public accountants in 1993 and has reappointed the firm as our independent public accountants since such time.

        At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Brightman Almagor Zohar & Co. as our independent registered public accountants for the fiscal year ending 2009, pursuant to the recommendation of our Audit Committee and Board of Directors.

        In accordance with applicable law and our Articles of Association, and pursuant to the recommendation of our Audit Committee, our Board of Directors pre-approved the remuneration of Brightman Almagor Zohar & Co. according to the volume and nature of their services. With respect to fiscal year 2008, the fees billed by Brightman Almagor Zohar & Co. were approximately $111,000 for audit services and approximately $33,000 for tax-related services.

        It is therefore proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the appointment of Brightman Almagor Zohar & Co., registered public accountants, a member firm of Deloitte Touche Tohmatsu, as the independent registered public accounting firm of STARLIMS Technologies Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2009, be and hereby is ratified and approved.”

        The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

        The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF DIRECTORS’ REPORT, AUDITOR’S REPORT, AND CONSOLIDATED
FINANCIAL STATEMENTS

        At the Meeting, our directors’ annual report to shareholders, auditor’s report and the audited consolidated financial statements for the year ended December 31, 2008 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

        The directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2008, together with our annual report on Form 20-F for the year ended December 31, 2008 (filed with the Securities and Exchange Commission on March 25, 2009), are available on our website at www.starlims.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the directors’ report, auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors, Eric Fenster Corporate Secretary

Dated: May 21, 2009

ITEM 2

STARLIMS TECHNOLOGIES LTD ANNUAL MEETING TO BE HELD ON 06/25/09
FOR HOLDERS AS OF 05/21/09

     1 **

               M8484K109

YOU MAY ENTER YOUR VOTING INSTRUCTIONS AT 1-800-454-8683, OR WWW.PROXYVOTE.COM UP UNTIL 11:59 PM EASTERN TIME THE DAY BEFORE THE CUT-OFF OR MEETING DATE.

DIRECTORS

PROPOSAL(S)		DIRECTORS RECOMMEND

1A	- REELECTION OF ITSCHAK FRIEDMAN, FOR TERM EXPIRING -->>> AT 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS.	FOR	--->>>
1B	- REELECTION OF DINU TOIBA, FOR TERM EXPIRING ------->>> AT 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS.	FOR	--->>>
1C	- REELECTION OF CHAIM FRIEDMAN, FOR TERM EXPIRING ----->>> AT 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS.	FOR	--->>>

1D	- REELECTION OF EYAL GUTERMAN, FOR TERM EXPIRING ---->>> AT 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS.	FOR	--->>>
1E	- REELECTION OF MARTIN BANDEL, FOR TERM EXPIRING ----->>> AT 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS.	FOR	--->>>
1F	- REELECTION OF RON SANDAK, FOR TERM EXPIRING ----->>> AT 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS.	FOR	--->>>

1G	- REELECTION OF ITZCHAK ZILBERBERG, FOR TERM EXPIRING ----->>> AT 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS.	FOR	--->>>
2

- APPROVAL OF THE EXECUTION AND ISSUANCE OF EXEMPTION ------>>>
AND INDEMNIFICATION LETTERS TO MESSRS. RON SANDAK AND ITZCHAK ZILBERBERG, DIRECTORS, IN THE SAME FORMS PROVIDED TO OUR OTHER CURRENT DIRECTORS AND OFFICERS.

		FOR	--->>>

3

-RATIFICATION AND APPROVAL OF THE REAPPOINTMENT ------->>>
OF BRIGHTMAN ALMAGOR ZOHAR & CO., REGISTERED PUBLIC ACCOUNTANTS, A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU, AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2009.

		FOR	--->>>

*NOTE* THE 2008 ANNUAL REPORT IS AVAILABLE ON THE COMPANY’S WEBSITE (WWW.STARLIMS.COM).

VIF01H

←
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON 06/25/09 FOR STARLIMS TECHNOLOGIES LTD
THE FOLLOWING MATERIAL IS AVAILABLE AT WWW.PROXYVOTE.COM

DIRECTORS (MARK “X” FOR ONLY ONE BOX)

☒	THIS SPACE INTENTIONALLY LEFT BLANK

☒	PLEASE INDICATE YOUR VOTING

☒	INSTRUCTIONS FOR EACH PROPOSAL

USE NUMBER ONLY

	FOR	AGAINST	ABSTAIN
				PLEASE INDICATE YOUR PROPOSAL SELECTION BY FIRMLY PLACING AN “X” IN THE APPROPRIATE NUMBERED BOX WITH BLUE OR BLACK INK	☒
1A	☒	☒	☒

1B	☒	☒	☒	SEE VOTING INSTRUCTION NO 3 ON REVERSE

1C	☒	☒	☒	A/C:

	FOR	AGAINST	ABSTAIN	M8484K109

1D	☒	☒	☒

1E	☒	☒	☒

1F	☒	☒	☒	PLACE “X” HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING	☒

	FOR	AGAINST	ABSTAIN

1G	☒	☒	☒

2	☒	☒	☒

	DO	NOT	USE

	FOR	AGAINST	ABSTAIN

3	☒	☒	☒

	DO	NOT	USE

	DO	NOT	USE

	FOR	AGAINST	ABSTAIN

	DO	NOT	USE

	DO	NOT	USE

	DO	NOT	USE

←
FOLD AND DETACH HERE
		/		/
	SIGNATURE(S)		DATE

Proxy Services
P.O. Box 9138
Farmingdale NY 11735-9585

WRONG WAY

P.O. Box 9138

Fold and Detach Here	Please ensure you fold then detach and retain this portion of the Voting Instruction Form	Fold and Detach Here

VOTING INSTRUCTIONS

TO OUR CLIENTS:

WE HAVE BEEN REQUESTED TO FORWARD TO YOU THE ENCLOSED PROXY MATERIAL RELATIVE TO SECURITIES HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. ONLY WE AS THE HOLDER OF RECORD CAN VOTE SUCH SECURITIES. WE SHALL BE PLEASED TO VOTE YOUR SECURITIES IN ACCORDANCE WITH YOUR WISHES, IF YOU WILL EXECUTE THE FORM AND RETURN IT TO US PROMPTLY IN THE ENCLOSED BUSINESS REPLY ENVELOPE. IT IS UNDERSTOOD THAT IF YOU SIGN WITHOUT OTHERWISE MARKING THE FORM YOUR SECURITIES WILL BE VOTED AS RECOMMENDED BY THE BOARD OF DIRECTORS ON ALL MATTERS TO BE CONSIDERED AT THE MEETING.

FOR THIS MEETING, THE EXTENT OF OUR AUTHORITY TO VOTE YOUR SECURITIES IN THE ABSENCE OF YOUR INSTRUCTIONS CAN BE DETERMINED BY REFERRING TO THE APPLICABLE VOTING INSTRUCTION NUMBER INDICATED ON THE FACE OF YOUR FORM.

FOR MARGIN ACCOUNTS, IN THE EVENT YOUR SECURITIES HAVE BEEN LOANED OVER RECORD DATE, THE NUMBER OF SHARES WE VOTE ON YOUR BEHALF HAS BEEN OR CAN BE ADJUSTED DOWNWARD.

INSTRUCTION 1

IF YOUR SECURITIES ARE HELD BY A BROKER WHO IS A MEMBER OF THE NEW YORK STOCK EXCHANGE (NYSE), THE RULES OF THE NYSE WILL GUIDE THE VOTING PROCEDURES. THESE RULES PROVIDE THAT IF INSTRUCTIONS ARE NOT RECEIVED FROM YOU PRIOR TO THE ISSUANCE OF THE FIRST VOTE, THE PROXY MAY BE GIVEN AT DISCRETION OF YOUR BROKER (ON THE TENTH DAY, IF THE MATERIAL WAS MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE; ON THE FIFTEENTH DAY IF THE PROXY MATERIAL WAS MAILED 25 DAYS OR MORE PRIOR TO THE MEETING DATE). IN ORDER FOR YOUR BROKER TO EXERCISE THIS DISCRETIONARY AUTHORITY, PROXY MATERIAL WOULD NEED TO HAVE BEEN MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE, AND THE MATTER(S) BEFORE THE MEETING MUST BE DEEMED “ROUTINE” IN NATURE ACCORDING TO NYSE GUIDELINES. IF THESE TWO REQUIREMENTS ARE MET, AND YOU HAVE NOT COMMUNICATED TO US PRIOR TO THE FIRST VOTE BEING ISSUED, WE MAY VOTE YOUR SECURITIES AT OUR DISCRETION ON THESE MATTER(S). WE WILL NEVERTHELESS FOLLOW YOUR INSTRUCTIONS, EVEN IF OUR DISCRETIONARY VOTE HAS ALREADY BEEN GIVEN, PROVIDED YOUR INSTRUCTIONS ARE RECEIVED PRIOR TO THE MEETING DATE.

IF YOUR SECURITIES ARE HELD BY A BANK, YOUR SHARES CANNOT BE VOTED WITHOUT YOUR SPECIFIC INSTRUCTIONS.

INSTRUCTION 2

IF YOUR SECURITIES ARE HELD BY A BROKER WHO IS A MEMBER OF THE NEW YORK STOCK EXCHANGE (NYSE), THE RULES OF THE NYSE WILL GUIDE THE VOTING PROCEDURES. WE WISH TO CALL YOUR ATTENTION TO THE FACT THAT FOR THIS MEETING UNDER THE RULES OF THE NYSE, WE CANNOT VOTE YOUR SECURITIES ON ONE OR MORE OF THE MATTERS TO BE ACTED UPON AT THE MEETING WITHOUT YOUR SPECIFIC INSTRUCTIONS. THESE RULES PROVIDE THAT IF INSTRUCTIONS ARE NOT RECEIVED FROM YOU PRIOR TO THE ISSUANCE OF THE FIRST VOTE, THE PROXY FOR ONE OR MORE OF THE MATTERS MAY BE GIVEN AT THE DISCRETION OF YOUR BROKER (ON THE TENTH DAY, IF THE MATERIAL WAS MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING. ON THE FIFTEENTH DAY IF THE PROXY MATERIAL WAS MAILED 25 DAYS OR MORE PRIOR TO THE MEETING DATE). IN ORDER FOR YOUR BROKER TO EXERCISE THIS DISCRETIONARY AUTHORITY FOR ONE OR MORE OF THE MATTERS, PROXY MATERIAL WOULD NEED TO HAVE BEEN MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE, AND THE MATTER(S) BEFORE THE MEETING MUST BE DEEMED “ROUTINE” IN NATURE ACCORDING TO NYSE GUIDELINES. IF THESE TWO REQUIREMENTS ARE MET, AND YOU HAVE NOT COMMUNICATED TO US PRIOR TO THE FIRST VOTE BEING ISSUED, WE MAY VOTE YOUR SECURITIES AT OUR DISCRETION ON ONE OR MORE OF THE MATTERS TO BE ACTED UPON AT THE MEETING. WE WILL NEVERTHELESS FOLLOW YOUR INSTRUCTIONS, EVEN IF OUR DISCRETIONARY VOTE HAS ALREADY BEEN GIVEN ON THOSE MATTERS, PROVIDED YOUR INSTRUCTIONS ARE RECEIVED PRIOR TO THE MEETING DATE.

IF YOUR SECURITIES ARE HELD IN THE NAME OF A BANK, WE REQUIRE YOUR INSTRUCTIONS ON ALL MATTERS TO BE VOTED ON AT THE MEETING.

INSTRUCTION 3

IN ORDER FOR YOUR SECURITIES TO BE REPRESENTED AT THE MEETING, IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS. PLEASE DATE, SIGN AND RETURN YOUR VOTING INSTRUCTIONS TO US PROMPTLY IN THE RETURN ENVELOPE PROVIDED.

INSTRUCTION 4

WE HAVE PREVIOUSLY SENT YOU PROXY SOLICITING MATERIAL PERTAINING TO THE MEETING OF SHAREHOLDERS OF THE COMPANY INDICATED. ACCORDING TO OUR LATEST RECORDS, WE HAVE NOT AS OF YET RECEIVED YOUR VOTING INSTRUCTION ON THE MATTER(S) TO BE CONSIDERED AT THIS MEETING AND THE COMPANY HAS REQUESTED US TO COMMUNICATE WITH YOU IN AN ENDEAVOR TO HAVE YOUR SECURITIES VOTED.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: May 28, 2009